Buenos Aires, August 31, 2017

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Relevant Event – Agreement with CAMMESA related to the Offer in the Call for Bids for New Thermal Power Generation with Availability Commitment in the MEM.

Dear Sirs,

I am writing to the National Securities Commission (“Comisión Nacional de Valores”) and the Buenos Aires Stock Exchange (“Bolsa de Comercio de Buenos Aires”) in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) regarding the commitment with the Wholesale Demand Agreement entered into by the Company and Compañía Administradora del Mercado Mayorista Eléctrico S.A. (“CAMMESA”) on July 1, 2016 (the “Agreement”), pursuant to the Call for Bids for New Thermal Power Generation under Resolution S.E.E. N° 21/2016.

To this regard, we inform the market that CAMMESA, as Wholesale Electricity Market Dispatch Entity, granted the commercial operation of the “Central Térmica Parque Pilar” owned by the Company, as committed in the Agreement.

Thus, the commissioning of the Central Térmica Parque Pilar was obtained before the agreed due date, therefore beginning the obligations related to the energy supply.

The project consisted in building a new thermal power generation plant located in the Pilar Industrial Complex (Pilar, Province of Buenos Aires) installing 6 state-of-the-art and high efficiency engines with a total capacity of 100 MW and able to fire either natural gas or fuel oil.

                        Sincerely,

_________________________________

Diego Salaverri

Head of Market Relations